

April 13, 2022

BY EMAIL AND OVERNIGHT MAIL

LivePerson, Inc.
530 7th Avenue, Floor M1
New York, New York 10018
Attn: Monica L. Greenberg
Executive Vice President of Public Policy, General Counsel and Corporate Secretary

Dear Ms. Greenberg:

Reference is made to that certain letter (the "Nomination Notice"), dated February 25, 2022, delivered by Starboard Value and Opportunity Master Fund Ltd ("Starboard") to LivePerson, Inc., a Delaware corporation ("LPSN" or the "Company"), nominating and notifying the Company of Starboard's intent to nominate a slate of four (4) highly-qualified candidates for election to the Company's board of directors (the "Board") at the 2022 annual meeting of shareholders of LPSN (the "2022 Annual Meeting").

We are writing to you today to request that the Company consent to the use of a universal proxy card for the 2022 Annual Meeting listing all director candidates duly-nominated by Starboard and the Company on both Starboard's and the Company's proxy cards. As you may be aware, on November 17, 2021, the Securities and Exchange Commission amended the federal proxy rules to require the use of universal proxy cards by management and shareholders soliciting proxy votes for their own candidates in contested director elections for annual meetings occurring after August 31, 2022 (the "New Proxy Rules"). A universal proxy card is widely acknowledged as a governance best practice since it offers stockholders full flexibility in exercising their voting rights in a contested election. LPSN's 2022 Annual Meeting is expected to occur just a few months prior to when the New Proxy Rules will go into effect, and we believe it would be strongly preferred by the Company's stockholders for such a universal proxy card to be in place for voting at the 2022 Annual Meeting.

To this end, we propose that each of Starboard and the Company come to an agreement on the use of a universal proxy card as soon as practicable.

We expressly reserve all rights. We look forward to your prompt reply.

Best regards,

Peter A. Feld
Managing Member
Starboard Value LP

cc: Andrew Freedman, Olshan Frome Wolosky LLP